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                                                                 Exhibit (a)(10)
News Release


Contact:  Betty Cole
          Director of Communications
          Smith & Nephew, Inc.
          901-399-6166



                SMITH & NEPHEW, INC. EXTENDS EXPIRATION DATE OF
                  CASH TENDER OFFER FOR SHARES OF EXOGEN, INC.


     Memphis, Tennessee -- August 27, 1999 -- Smith & Nephew, Inc. today announced that a subsidiary is extending the expiration date of its $5.15 per share cash tender offer for all of the shares of Exogen, Inc. (Nasdaq Symbol:
EXGN) to midnight, New York City time, on Tuesday, August 31, 1999.

     Smith & Nephew was informed that as of 6:00 p.m., New York City time, on Thursday, August 26, 1999, 11,303,894 shares of Exogen stock had been tendered, which, together with the shares owned by an affiliate of Smith & Nephew, represent 94.75% of the outstanding shares. The number of shares tendered includes 1,687,510 shares tendered pursuant to guaranteed delivery procedures, which represents approximately 13% of the outstanding shares. Smith & Nephew extended the offer to allow for delivery of the shares tendered pursuant to guaranteed delivery procedures to enable its subsidiary to complete a short-form merger with Exogen shortly after the acceptance of the tendered shares.

     Smith & Nephew also reported that all governmental and regulatory conditions with respect to the acquisition have been satisfied, including early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance from the Federal Cartel Office in Germany, and clearance by the New Jersey Department of Environmental Protection.
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     Smith & Nephew, Inc. is a wholly owned subsidiary of Smith & Nephew plc and is headquartered in Memphis, Tennessee. Smith & Nephew plc is a global healthcare company that markets a wide range of technologically advanced products principally in the areas of orthopaedics, endoscopy and wound management. Smith & Nephew plc and its affiliates have approximately 12,000 employees in 36 countries, including about 3,500 in the United States.

     Exogen, headquartered in Piscataway, New Jersey, designs, develops, manufactures, and markets medical devices for the non-invasive treatment of musculoskeletal injury and disease. Exogen's proprietary ultrasound and mechanical stress technologies are based on the well-established principle that bone growth is stimulated by mechanical force. Exogen markets and sells its Sonic Accelerated Fracture Healing System device primarily in the United States, Europe and Japan.

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